# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JATT II Acquisition Corp., CIK 0002112446
CUSIP: G50765109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001940272

## Reporting persons
- ADAR1 Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 417,724; sole dispositive power 0; shared dispositive power 417,724; aggregate amount beneficially owned 417,724 (5.4% of the class)
  Comment: The amounts reported in boxes 6, 8, and 9 represent 417,724 shares of ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of JATT II Acquisition Corp (the "Issuer") owned directly by private investment funds managed by ADAR1 Capital Management, LLC. Such securities may be deemed to be indirectly beneficially owned by ADAR1 Capital Management, LLC.
  
  The percentage in box 11 is based on 7,800,000 Ordinary Shares outstanding as of June 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2026.
- Daniel Schneeberger: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 417,724; sole dispositive power 0; shared dispositive power 417,724; aggregate amount beneficially owned 417,724 (5.4% of the class)
  Comment: The amounts reported in boxes 6, 8, and 9 represent 417,724 shares of ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of JATT II Acquisition Corp (the "Issuer") owned directly by private investment funds managed by ADAR1 Capital Management, LLC. Such securities may be deemed to be indirectly beneficially owned by Daniel Schneeberger, the sole manager of ADAR1 Capital Management, LLC.
  
  The percentage in box 11 is based on 7,800,000 Ordinary Shares outstanding as of June 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2026.

## Item 1. Issuer
Name of issuer: JATT II Acquisition Corp.
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, NJ 07091

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) ADAR1 Capital Management, LLC ("ADAR1 Capital Management"); and

(ii) Daniel Schneeberger ("Mr. Schneeberger").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
Citizenship:
(i) ADAR1 Capital Management is a Texas limited liability company; and

(ii) Mr. Schneeberger is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Mr. Schneeberger is filing this Schedule 13G as a control person in respect of shares beneficially owned by ADAR1 Capital Management, an investment adviser as described in SS 240.13d-1(b)(1)(ii)(E).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/14/2026)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger, in his individual capacity (08/14/2026)